

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

VIA FACSIMILE
Mr. Stuart Rogers
President and Chief Executive Officer
Max Resource Corp.
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada

      Re: **Max Resource Corp.**
           Form 20-F for Fiscal Year Ended December 31, 2010
           Filed June 28, 2011
           Form 20-F/A1 for Fiscal Year Ended December 31, 2010
           Filed September 14, 2011
           Response Letter Dated September 14, 2011
           File No. 000-30780

Dear Mr. Rogers:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Ethan Horowitz

                          Ethan Horowitz
                          Branch Chief